NEWS RELEASE

Trading Symbol          TSX‐V: NUAG / OTCQX: NUPMF

NEW PACIFIC EXPANDS ITS SILVER SAND LAND PACKA GE, BOLIVIA

VANCOUVER, British Columbia – December 19, 2019 – New Pacific Metals Corp. (“New Pacific” or the “Company”) is pleased to announce it has expanded its Silver Sand land package by acquiring a 100% interest in a Special Temporary Authorization (“ATE”) located immediately to the north of the project by making a one‐time cash payment of US$200,000 to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 square kilometres once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with Bolivia’s Autoridad Jurisdiccional Administrativa Minera (“AJAM ”).

The property is located about four kilometres to the north of the Company’s Silver Sand discovery and immediately to the north of the Company’s 100% owned Jisas ATEs. Geologically, the property is comprised of outcropping, strongly altered, Miocene dacitic intrusions, which are cut by numerous northwest striking silver mineralized structures similar to those that host mineralization on the Silver Sand Project. Additionally, there are widespread mining dumps as a result of historic mining since the Spanish colonial time and more re cent artisanal exploitation. The fracture controlled mineralization style is similar to that at Silver Sand. Due diligence sampling conducted by the Company returned silver grades ranging from tens of grams to a few hundreds of grams per tonne.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43‐101.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosi Department of Bolivia and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.

Gordon Neal

President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward‐looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward‐looking statements or information. Forward‐looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company’s forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.